 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2024
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by reference herein is a press release issued by the Registrant entitled: “RedHill’s Opaganib Granted Orphan Drug Designation by the FDA for Childhood Cancer, Neuroblastoma”.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001) and on June 20, 2024 (File No. 333-280327), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), on October 13, 2023 (File No. 333-274957), as amended, and on August 9, 2024 (File No. 333-281417).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: August 26, 2024	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer

Press Release

RedHill’s Opaganib Granted Orphan Drug Designation by
the FDA for Childhood Cancer, Neuroblastoma

Neuroblastoma is rare but is the most common infancy malignancy with a median age of diagnosis of 17 months. In the U.S., it accounts for up to around 10% of all childhood cancer cases and 15% of pediatric cancer-related deaths1,2
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Orphan Drug designation provides for seven-years’ marketing exclusivity should opaganib be approved in neuroblastoma and may confer additional benefits such as accelerated development and review times, potential grant funding and possible tax credits
--
 The neuroblastoma market is expected to reach almost $1.5 billion before mid-2030s3
--
This is the second orphan drug designation by the FDA for opaganib in oncology, after cholangiocarcinoma (bile duct cancer, CCA)
--
With multiple U.S. government collaborations ongoing, opaganib is a novel, host-directed, potentially broad acting, orally administered small molecule drug with demonstrated safety &
efficacy profiles

TEL-AVIV, Israel / RALEIGH, NC, August 26, 2024 /PRNewswire/ -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced that the U.S. Food and Drug Administration (FDA) has granted orphan-drug designation to opaganib for treatment of neuroblastoma, a type of childhood cancer that develops from immature nerve cells and accounts for 15% of all pediatric cancer-related deaths.

Orphan Drug designation provides for a seven-year marketing exclusivity period should opaganib be approved in neuroblastoma and may confer additional benefits such as accelerated development and review times, potential grant funding and possible tax credits.

“RedHill is proud to have received a second orphan-drug designation for opaganib in oncology, following its previous designation for cholangiocarcinoma (CCA, also known as bile duct cancer). This designation for neuroblastoma – the most common infancy malignancy and for which new options are urgently needed – adds to opaganib’s potential as a novel oncological agent,” said Dr. Mark Levitt, Chief Scientific Officer at RedHill. “Opaganib has broad oncology potential with promising preliminary clinical data in solid tumor cancers such as prostate cancer and CCA, and data from a range of U.S. government supported and Apogee conducted preclinical studies in various indications, including radioprotection, and also in combination with RedHill’s RHB-107. We also see such utility extending to the potential for opaganib to have a sensitizing effect in hormone receptor pathway inhibition therapy, which the Company expects to test in a planned externally funded Phase 2 study.”

Neuroblastoma usually affects children aged five or younger but does also occur in older children. In the United States, approximately 650 new cases are diagnosed each year, accounting for around 10% of all childhood cancer cases. Treatment typically involves a combination of surgery, chemotherapy, radiation therapy, and sometimes targeted therapy or immunotherapy. New options are urgently needed.

The neuroblastoma market is expected to reach almost $1.5 billion before the middle of the next decade.

Opaganib is in development for multiple oncology, viral, inflammatory and diabetes and obesity-related indications, including COVID-19, Ebola, acute respiratory distress syndrome (ARDS) and radio/chemical protection.

About Neuroblastoma
Neuroblastoma is a type of cancer most commonly affecting babies and young children. It is rare but is the most common infancy malignancy with a median age of diagnosis of 17 months. In the U.S. it accounts for up to around 10% of all childhood cancer cases. It affects around 11 to 13 kids per million children aged younger than 15 years old – with incidence rising to 65 per million in babies under one year old, equating to approximately 650 new cases each year.

Neuroblastoma originates from nerve cells called neuroblasts, which are found in the adrenal glands (located above the kidneys) and in nerve tissue along the spine, chest, abdomen, or pelvis. The exact cause of neuroblastoma is not well understood, but genetic mutations and abnormalities are known to play a role. Some cases may be linked to genetic syndromes or family history, although most occur sporadically without a clear inherited pattern.

The outlook for children with neuroblastoma can vary widely. Factors affecting prognosis include the stage of the disease at diagnosis, the age of the child, and specific biological characteristics of the tumor. Neuroblastoma is known for its ability to sometimes regress spontaneously in very young children, but it can also be aggressive and challenging to treat, accounting for 15% of pediatric cancer-related deaths.

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About Opaganib (ABC294640)
Opaganib, a proprietary investigational host-directed and potentially broad-acting drug, is a first-in-class, orally administered sphingosine kinase-2 (SPHK2) selective inhibitor with anticancer, anti-inflammatory and antiviral activity, targeting multiple potential diseases, including obesity-related syndromes, prostate cancer and cholangiocarcinoma (bile duct cancer), gastrointestinal acute radiation syndrome (GI-ARS), Sulfur Mustard exposure, COVID-19, Ebola and other viruses as part of pandemic preparedness.

Opaganib’s host-directed action is thought to work through the inhibition of multiple pathways, the induction of autophagy and apoptosis, and disruption of viral replication, through simultaneous inhibition of three sphingolipid-metabolizing enzymes in human cells (SPHK2, DES1 and GCS).

Opaganib has been selected for evaluation by two U.S. government countermeasures programs for Acute Radiation Syndrome (ARS) and Sulfur Mustard exposure, both funded by the NIH: The Radiation and Nuclear Countermeasures Program (RNCP), led by the National Institute of Allergy and Infectious Diseases (NIAID), part of the HHS National Institutes of Health, for the nuclear medical countermeasures (MCM) product development pipeline selected opaganib for development as a potential treatment for Acute Radiation Syndrome (ARS); and the Chemical Medical Countermeasures (Chem MCM) Program and the Chemical Countermeasures Research Program (CCRP), managed respectively by the Administration for Strategic Preparedness and Response (ASPR) / Biomedical Advanced Research and Development Authority (BARDA) and NIH/NIAID selected opaganib for evaluation as a potential medical countermeasure (MCM) against Sulfur Mustard exposure.

Opaganib has demonstrated antiviral activity against SARS-CoV-2, multiple variants, and several other viruses, such as Influenza A and Ebola. Opaganib delivered a statistically significant increase in survival time when given at 150 mg/kg twice a day (BID) in a United States Army Medical Research Institute of Infectious Diseases (USAMRIID) in vivo Ebola virus study, making it the first host-directed molecule to show activity in Ebola virus disease. Opaganib also recently demonstrated a distinct synergistic effect when combined individually with remdesivir (Veklury®, Gilead Sciences Inc.), significantly improving potency while maintaining cell viability, in a U.S. Army-funded and conducted in vitro Ebola virus study.

Being host-targeted, and based on data accumulated to date, opaganib is expected to maintain effect against emerging viral variants. In prespecified analyses of Phase 2/3 clinical data in hospitalized patients with moderate to severe COVID-19, oral opaganib demonstrated improved viral RNA clearance, faster time to recovery and significant mortality reduction in key patient subpopulations versus placebo on top of standard of care. Opaganib has demonstrated its safety and tolerability profile in more than 470 people in multiple clinical studies and expanded access use. Data from the opaganib global Phase 2/3 study was published in medRxiv.

Opaganib has received Orphan Drug designation from the FDA for the treatment of neuroblastoma and cholangiocarcinoma and has undergone studies in advanced cholangiocarcinoma (Phase 2a) and prostate cancer. Opaganib also has a Phase 1 chemoradiotherapy study protocol ready for FDA-IND submission.

Opaganib has also shown positive preclinical results in renal fibrosis, and has the potential to target multiple oncology, radioprotection, viral, inflammatory, and gastrointestinal indications.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs Talicia®, for the treatment of Helicobacter pylori (H. pylori) infection in adults4, and Aemcolo®, for the treatment of travelers’ diarrhea in adults5. RedHill’s key clinical late-stage development programs include: (i) opaganib (ABC294640), a first-in-class oral broad-acting, host-directed SPHK2 selective inhibitor with potential for pandemic preparedness, targeting multiple indications with a U.S. government collaboration for development for Acute Radiation Syndrome (ARS), a Phase 2/3 program for hospitalized COVID-19, and a Phase 2 program in oncology; (ii) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness is in late-stage development as a treatment for non-hospitalized symptomatic COVID-19, with non-dilutive external funding covering the entirety of the RHB-107 arm of the 300-patient Phase 2 adaptive platform trial, and is also targeting multiple other cancer and inflammatory gastrointestinal diseases; (iii) RHB-102, with potential UK submission for chemotherapy and radiotherapy induced nausea and vomiting, positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; and (v) RHB-204, a Phase 3-stage program for pulmonary nontuberculous mycobacteria (NTM) disease.

More information about the Company is available at www.redhillbio.com / X.com/RedHillBio.

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Forward Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and may discuss investment opportunities, stock analysis, financial performance, investor relations, and market trends. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words and include statements regarding out-licensing of the Company’s development pipeline assets, timing of opaganib’s development for Acute Radiation Syndrome, non-dilutive development funding from RHB-107 and its inclusion in a key platform study. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation: market and other conditions; the Company’s ability to regain compliance with the Nasdaq Capital Market’s minimum bid price requirements; the risk that the addition of new revenue generating products or out-licensing transactions will not occur; the risk that acceptance onto the RNCP Product Development Pipeline will not guarantee ongoing development or that any such development will not be completed or successful; the risk that the FDA does not agree with the Company’s proposed development plans for opaganib for any indication; the risk that observations from preclinical studies are not indicative or predictive of results in clinical trials; the risk that the FDA pre-study requirements will not be met and/or that the Phase 3 study of RHB-107 in COVID-19 outpatients will not be approved to commence or if approved, will not be completed or, should that be the case, that we will not be successful in obtaining alternative non-dilutive development funding for RHB-107; the risk that RHB-107’s late-stage development for non-hospitalized COVID-19 will not benefit from the resources redirected from the terminated RHB-204 Phase 3 study, and that the Phase 2/3 COVID-19 study for RHB-107 may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional COVID-19 studies for opaganib and RHB-107 are likely to be required; the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates and Talicia®; (v) the Company's ability to successfully commercialize and promote Talicia® and Aemcolo®; (vi) the Company's ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company's therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company's expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company's industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on April 8, 2024. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate & Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com Category: R&D

1https://www.ncbi.nlm.nih.gov/books/NBK448111/#:~:text=Neuroblastoma%20is%20the%20most%20common,of%20pediatric%20cancer%2Drelated%20deaths
2Yan P, Qi F, Bian L, et al. Comparison of Incidence and Outcomes of Neuroblastoma in Children, Adolescents, and Adults in the United States: A Surveillance, Epidemiology, and End Results (SEER) Program Population Study. Med Sci Monit. 2020;26:e927218. Published 2020 Nov 29. doi:10.12659/MSM.927218
3Shinde S., Pawar P. and Deshmukh R., Neuroblastoma Drugs Market Size, Share, Competitive Landscape and Trend Analysis Report, by Type, by Route of Administration, by Distribution Channel: Global Opportunity Analysis and Industry Forecast, 2023-2032, Allied Market Research, Jan. 2024, https://www.alliedmarketresearch.com/neuroblastoma-drugs-market-A172697
4Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
5Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.Aemcolo.com.

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